VIA EDGAR

March 1, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Dougherty
Division of Corporation Finance

Re:	Points International Ltd.
Form 20-F for the year ended December 31, 2008
Filed 6/30/09
File No. 000-51509

Dear Mr. Dougherty:

In reference to our telephone conversation on February 26, 2010, Points International Ltd. (the “Company”) undertakes to include in future Form 20-F filings, to the extent applicable, a discussion, under Item 4 of that form, as to how the Company assesses its dependence on customer contracts.

The Company acknowledges and affirms the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6361.

Very truly yours,

/s/ Marc Shewchun

Marc Shewchun
Vice-President and General Counsel